QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.4

CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the use in this Annual Report on Form 40-F of our report dated March 6, 2008, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of The Thomson Corporation (the Company) which appears in Exhibit 99.3 of this Form 40-F.

Furthermore, we also consent to the incorporation by reference in the registration statements on Form F-9 (No. 333-147287), Form S-8 (No. 333-105280), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782), Form S-8 (No. 333-135721) and Form F-3 (No. 333-97203) of The Thomson Corporation of our report dated March 6, 2008 relating to the Company's consolidated financial statements and the effectiveness of internal control over financial reporting.

We also consent to the reference to us under the heading "Interests of Experts" in the Annual Information Form which appears in Exhibit 99.1 of this Form 40-F.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 10, 2008

QuickLinks

  EXHIBIT 99.4
CONSENT OF INDEPENDENT AUDITORS